Exhibit 99.0

Sequa Corporation 200 Park Avenue New York, NY 10166

March 21, 2002

Securities and Exchange Commission
Washington, D.C. 20549

Dear Sir or Madam:

In accordance with Temporary Note 3T to Article 3 of Regulation S-X, please be advised that Arthur Andersen LLP ("Arthur Andersen"), the independent public accountants for Sequa Corporation (the "Company"), has represented that its 2001 audit of the Company's financial statements was subject to Arthur Andersen's quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards, that there was appropriate continuity of Arthur Andersen personnel working on the audit, availability of national office consultation, and availability of personnel at foreign affiliates of Arthur Andersen to conduct relevant portions of the audit.

Sincerely,

By: /S/ HOWARD M. LEITNER
Howard M. Leitner
Senior Vice President, Finance